Exhibit (h)(xxv)
AMENDMENT TO ADMINISTRATION AND ACCOUNTING SERVICES AGREEMENT
This Amendment is an amendment to the Administration and Accounting Services Agreement between BNY Mellon Investment Servicing (US) Inc. (formerly PNC Global Investment Servicing (U.S.) Inc.) (“BNY Mellon”) and FundVantage Trust (the “Fund”) dated as of July 19, 2007 (the “Agreement”). The date of this Amendment is as of December 2, 2010.
WHEREAS, BNY Mellon and the Fund are parties to the Agreement; and
WHEREAS, BNY Mellon and the Fund desire to amend the Agreement as set forth below;
NOW, THEREFORE, in consideration of the premises and agreements set forth in this document, and intending to be legally bound hereby, the parties hereto agree as follows:
1.	The following language is hereby added to the end of Section 15(x) of the Agreement: “and permit persons or entities entering a valid password to have electronic access, via an Internet-based secure website, to current quarterly board meeting materials and such other board meeting materials as the parties hereto may agree;”.

2.	BNY Mellon will charge and the Fund will pay to BNY Mellon such compensation relating to the enhanced services referenced in Section 1 above as BNY Mellon and the Fund agree upon in writing.

3.	BNY Mellon may utilize a sub-contractor to provide or assist in providing the enhanced services referenced in Section 1 above, and if BNY Mellon so utilizes a sub-contractor BNY Mellon will inform the Fund of the identity of such sub-contractor. BNY Mellon will be responsible for the acts and omissions of any sub-contractor utilized by BNY Mellon in connection with providing the enhanced services referenced in Section 1 above to the same extent that BNY Mellon is responsible for its own acts and omissions pursuant to the Agreement.

4.	Notwithstanding anything in this Amendment or otherwise to the contrary, BNY Mellon may unilaterally in its sole discretion cease providing any of the enhanced services referenced in Section 1 above at any time that there is not then-currently in effect an agreement between BNY Mellon and a sub-contractor requiring the sub-contractor to perform such services as BNY Mellon may require with respect to such enhanced services.

5.	The Fund understands and agrees that (1) BNY Mellon will charge the Fund more for the enhanced services referenced in Section 1 above than any sub-contractor that BNY Mellon may utilize in connection with providing such enhanced services charges BNY Mellon and (2) the Fund is free to attempt to contract directly with such sub-contractor for the provision of such services.
[Signature page follows.]

6.	The Fund represents, warrants and covenants that this Amendment and the compensation related thereto has been or will be duly reviewed and approved or ratified by its Board of Trustees.
Agreed:

FundVantage Trust		BNY Mellon Investment Servicing (US) Inc.

By:	/s/ Joel L. Weiss	By:	/s/ Jay F. Nusblatt
Name:	Joel L. Weiss	Name:	Jay F. Nusblatt
Title:	President	Title:	Senior Vice President